Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

(In thousands)

	Years Ended December 31,
	2008	2007	2006	2005	2004
Earnings:
Income from continuing operations before income taxes	$725,595	$428,957	$550,920	$654,684	$82,563
Fixed charges, as shown below	69,402	61,336	50,227	42,979	49,349
Equity in income of investees	(11,140)	(6,551)	(1,201)	(2,850)	4,317
Minority Interest – Gas	(43,191)	(25,038)	(29,608)	(9,484)	—

Adjusted Earnings	$740,666	$458,704	$570,338	$685,329	$136,229

Fixed charges:
Interest on indebtedness, expensed or capitalized	$48,345	$45,414	$35,818	$31,903	$40,180
Interest within rent expense	21,057	15,922	14,409	11,076	9,169

Total Fixed Charges	$69,402	$61,336	$50,227	$42,979	$49,349

Ratio of Earnings to Fixed Charges	10.67	7.48	11.36	15.95	2.76